MUTUAL OF AMERICA
LIFE INSURANCE COMPANY
320 PARK AVENUE
NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSOCIATE GENERAL COUNSEL
CORPORATE LAW
AMY.LATKIN@MUTUALOFAMERICA.COM

April 27, 2018

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Elisabeth Bentzinger

Re:	Mutual of America Separate Account No. 2
Initial Registration Statement on Form N-4 (File Nos. 333-221999 and 811-03996)

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, Mutual of America Life Insurance Company, on behalf of itself as both depositor and principal underwriter, and Mutual of America Separate Account No. 2, hereby requests that the Registration Statement filed on Form N-4 (File No. 333-221999) be accelerated and declared effective on May 1, 2018, or as soon thereafter as is reasonably practicable.

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 2

By:	/s/ Amy Latkin

Amy Latkin

Vice President and Associate General Counsel